EXHIBIT 99.1

News Release

For Immediate Release	Date: July 22, 2026
26-15-TR

Teck Reports Unaudited Second Quarter Results for 2026

Strong second quarter earnings driven by operational consistency and disciplined execution

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited second quarter results for 2026.

“We delivered another quarter of strong operational and financial performance, generating significant earnings and robust cash flow, supported by continued strong copper sales volumes, a favourable commodity price environment and disciplined execution across our operations,” said Jonathan Price, President and CEO. “At QB, we achieved our third consecutive quarter of stable operating performance, demonstrating the progress we have made in strengthening reliability and consistency at one of the world’s most important new copper operations. These results reinforce the strength of our business and position us well to advance the planned merger with Anglo American to create a global critical minerals champion with the financial strength, operational capability and portfolio quality to deliver significant value for shareholders.”

Highlights

•	Adjusted EBITDA[1] of $2.2 billion in Q2 2026 was $1.5 billion or 204% higher than the same period last year, driven by significantly higher copper production and commodity prices, as well as increased revenue from by-products. Our profit before taxes was $1.5 billion in Q2 2026.
•	Adjusted profit attributable to shareholders[1] in Q2 2026 was $948 million, or $1.93 per share, compared to $187 million, or $0.38 per share, in the same period last year. Profit attributable to shareholders was $854 million or $1.74 per share.
•	Cash flow from operations of $1.7 billion increased our net cash[1] position by $756 million in Q2 2026. Our liquidity as at June 30, 2026 is $10.3 billion, including $6.1 billion of cash.
•	Our copper segment generated gross profit before depreciation and amortization[1] of $1.8 billion in Q2 2026 compared to $673 million in the same period last year, primarily driven by record copper prices, which averaged US$6.05 per pound in Q2 2026, and significantly higher copper production. Strong cost performance and increased revenue from by-products reduced copper net cash unit costs[1] to US$1.64 per pound in Q2 2026 compared to US$2.02 per pound in the same period last year. Gross profit from our copper segment was $1.3 billion in Q2 2026.
•	Copper production volumes of 135,900 tonnes were 25% higher than the same period last year with production increases across all of our copper operations. QB delivered strong production in Q2 2026 for the third consecutive quarter, reflecting ongoing operational stability.
•	Our zinc segment generated gross profit before depreciation and amortization[1] of $353 million in Q2 2026, compared to $159 million in the same period last year driven by higher commodity prices and continued focus on cash flow generation through our optimized feed strategy at our Trail Operations. Gross profit from our zinc segment was $329 million in Q2 2026 of which $202 million related to our Trail Operations.
•	On July 7, 2026, Teck, Canada Growth Fund Inc. and Natural Resources Canada's "Canada Critical Minerals Accelerator" announced the signing of a Strategic Investment Agreement to support the possible expansion of production capacity for germanium, gallium, and antimony at Trail Operations.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

1	Teck Resources Limited 2026 Second Quarter News Release

Financial Summary Q2 2026

Financial Metrics (CAD$ in millions, except per share data)	Q2 2026	Q2 2025
Revenue	$3,605	$2,023
Gross profit	$1,670	$471
Gross profit before depreciation and amortization[1]	$2,108	$832
Profit before taxes	$1,459	$125
Adjusted EBITDA[1]	$2,193	$722
Profit attributable to shareholders	$854	$206
Adjusted profit attributable to shareholders[1]	$948	$187
Basic earnings per share	$1.74	$0.42
Diluted earnings per share	$1.74	$0.41
Adjusted basic earnings per share[1]	$1.93	$0.38
Adjusted diluted earnings per share[1]	$1.93	$0.38

Key Updates

Teck and Anglo American plc Merger of Equals

•	On September 9, 2025, Teck and Anglo American plc (Anglo American) announced a merger of equals (the Merger) to form Anglo Teck, a global critical minerals champion headquartered in Canada. Both Anglo American and Teck believe the Merger will be highly attractive for their respective shareholders and stakeholders, enhancing portfolio quality, financial and operational resilience and strategic positioning. The Merger is expected to close within the originally stated 12-18 months from the date of the announcement.

•	The Merger is expected to deliver annual pre-tax synergies of approximately US$800 million, with approximately 80% expected to be realized on a run-rate basis by the end of the second year following completion. Anglo Teck will also work with key stakeholders and partners to optimize the value of the adjacent Collahuasi and Quebrada Blanca assets to realize an expected US$1.4 billion (100% basis) of annual average underlying EBITDA[2] uplift from 2030-2049. The combination between QB and Collahuasi offers shareholders of both operations the fastest route to material copper growth, at the lowest risk and capital intensity, and delivers the highest returns relative to the standalone alternatives, while not precluding further future expansion at Collahuasi or QB. Together, these future opportunities offer the potential for multi-decade copper growth, in the interests of all stakeholders, in Chile and around the world.

•	On December 9, 2025, shareholders of both Teck and Anglo American approved the Merger as required under the arrangement agreement. On December 15, 2025, Teck and Anglo American received regulatory approval from the Government of Canada under the Investment Canada Act (ICA) for the Merger.

•	The Merger remains subject to customary closing conditions for a transaction of this nature, including regulatory approvals. The parties continue to work collaboratively toward securing the required approvals, progressing integration planning, and advancing the transaction to completion.

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	This is a non-GAAP financial measure. See the Management Proxy Circular for the special meeting of shareholders of Teck Resources Limited held on December 9, 2025, filed under Teck's profile on SEDAR+ (www.sedarplus.ca) for further information.

2	Teck Resources Limited 2026 Second Quarter News Release

QB Action Plan Update and Q2 Performance

•	QB had another consecutive quarter of strong performance in Q2 2026, reflecting the continued focus on operational stability and advancement of the tailings management facility (TMF) development work.

•	QB copper production in Q2 2026 was 55,800 tonnes, compared to 52,700 tonnes in the same period last year and 55,500 tonnes in the first quarter of 2026. QB continued to deliver stable operating performance, supported by strong asset utilization, consistent plant performance and continued progress on key operational improvement initiatives.

•	Throughput performance improved in the quarter following optimization initiatives completed during the May planned maintenance shutdown. Recoveries were 83.3% in the quarter, a slight improvement from Q1 2026 with work continuing on recovery performance improvements through the rest of the year.

•	Q2 2026 molybdenum production at QB was 840 tonnes, reflecting another quarter of strong operational performance and process stability, with molybdenum production increasing from 430 tonnes in the same period last year and 640 tonnes in Q1 2026.

•	Quarterly copper sales at QB of 57,600 tonnes were 11,800 tonnes higher than the same period last year, reflecting higher production and strong logistics performance during the quarter.

•	QB net cash unit costs¹ of US$1.83 per pound in the second quarter decreased significantly compared to US$2.45 per pound in the same period last year, primarily driven by higher sales volumes and by-product credits.

•	Development of the TMF continued during the quarter, including completion of Rock Bench 5, with no TMF-related downtime at the concentrator. Completion of the cyclone station upgrades and increased paddock availability improved sand deposition rates and supported continued progress toward planned TMF performance. As sand deposition rates have increased, work has continued to optimize the supporting ancillary infrastructure required to accommodate those higher rates. Construction of the secondary cyclone station, expected to be completed in Q4 2026, should further improve sand deposition performance.

•	Consistent with our QB Action Plan, we are progressing our evaluation of the timing and sequencing of the installation of the permanent TMF pipeline infrastructure, which will mechanically raise the tailings pipeline, supporting more efficient and optimized TMF performance to achieve steady-state operations. As part of this assessment, we are evaluating opportunities to accelerate certain TMF activities, including the potential advancement of material placement currently planned for 2027 through construction of Rock Bench 6 in 2026. Advancing this work would enable installation of the permanent pipeline infrastructure in Q4 2026, earlier than previously planned, providing additional operational flexibility during completion of the sand dam, reducing execution risk and supporting continued improvements in operating performance from a stable operating base. If progressed, Rock Bench 6 would require approximately US$100 million of additional capital expenditures in 2026.

Safety and Sustainability Leadership

•	Our annual High-Potential Incident (HPI) frequency rate increased to 0.08 in Q2 2026. While above the 2025 year-end rate of 0.06, frequency remains low and broadly consistent with 2025.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

3	Teck Resources Limited 2026 Second Quarter News Release

Guidance

•	There are no changes to our previously disclosed guidance, which is outlined in summary below and our usual guidance tables, including 2027–2028 production guidance, can be found on pages 26–29 of Teck’s second quarter results for 2026 at the link below.

•	The Red Dog shipping season commenced on July 12, 2026. We expect sales of zinc in concentrate at Red Dog to be in the range of 220,000 to 270,000 tonnes in the third quarter of 2026, reflecting the normal seasonality of Red Dog sales.

2026 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	455 – 530
Zinc (000’s tonnes)	410 – 460
Refined zinc (000’s tonnes)	190 – 230
Sales Guidance – Q3 2026
Red Dog zinc in concentrate sales (000’s tonnes)	220 – 270
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.85 – 2.20
Zinc net cash unit costs (US$/lb.)[1]	0.65 – 0.75

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Click here to view Teck’s full second quarter results for 2026.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2026 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on July 23, 2026. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

REFERENCE

Edwin Shadeo, Acting Vice President, Investor Relations and Treasurer: +1 604.699.4531

Dale Steeves, Director, External Communications: +1 236.987.7405

4	Teck Resources Limited 2026 Second Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

5	Teck Resources Limited 2026 Second Quarter News Release

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Total debt – Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash) – Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

6	Teck Resources Limited 2026 Second Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2026	2025	2026	2025

Profit attributable to shareholders	$854	$206	$1,673	$576
Add (deduct) on an after-tax basis:
QB variable consideration to Codelco	26	—	58	(50)
Environmental costs	21	(8)	22	(2)
Share-based compensation	29	10	47	20
Commodity derivatives	44	(3)	35	(23)
Tax items	—	(54)	—	(82)
Other	(26)	36	(29)	51
Adjusted profit attributable to shareholders	$948	$187	$1,806	$490

Basic earnings per share	$1.74	$0.42	$3.42	$1.15
Diluted earnings per share	$1.74	$0.41	$3.41	$1.15
Adjusted basic earnings per share	$1.93	$0.38	$3.69	$0.98
Adjusted diluted earnings per share	$1.93	$0.38	$3.68	$0.98

7	Teck Resources Limited 2026 Second Quarter News Release

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2026	2025	2026	2025

Basic earnings per share	$1.74	$0.42	$3.42	$1.15
Add (deduct):
QB variable consideration to Codelco	0.05	—	0.12	(0.10)
Environmental costs	0.04	(0.02)	0.04	—
Share-based compensation	0.06	0.02	0.10	0.04
Commodity derivatives	0.09	(0.01)	0.07	(0.05)
Tax items	—	(0.11)	—	(0.16)
Other	(0.05)	0.08	(0.06)	0.10
Adjusted basic earnings per share	$1.93	$0.38	$3.69	$0.98

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2026	2025	2026	2025

Diluted earnings per share	$1.74	$0.41	$3.41	$1.15
Add (deduct):
QB variable consideration to Codelco	0.05	—	0.12	(0.10)
Environmental costs	0.04	(0.02)	0.04	—
Share-based compensation	0.06	0.02	0.10	0.04
Commodity derivatives	0.09	(0.01)	0.07	(0.05)
Tax items	—	(0.11)	—	(0.16)
Other	(0.05)	0.09	(0.06)	0.10
Adjusted diluted earnings per share	$1.93	$0.38	$3.68	$0.98

8	Teck Resources Limited 2026 Second Quarter News Release

Reconciliation of Total Debt to Net Debt (Cash)

(CAD$ in millions)	June 30, 2026	December 31, 2025

Current portion of debt	$418	$403
Current portion of lease liabilities	196	169
Debt	3,425	3,501
Lease liabilities	769	789
Total debt	4,808	4,862
Less: cash and cash equivalents	(6,052)	(5,012)
Net debt (cash)	$(1,244)	$(150)

9	Teck Resources Limited 2026 Second Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2026	2025	2026	2025

Profit before taxes	$1,459	$125	$2,795	$575
Net finance expense	142	165	314	294
Depreciation and amortization	457	378	965	790
EBITDA	2,058	668	4,074	1,659
Add (deduct):
QB variable consideration to Codelco	43	—	97	(84)
Environmental costs	24	(7)	29	2
Share-based compensation	39	12	62	24
Commodity derivatives	61	(4)	49	(32)
Other	(32)	53	(30)	80
Adjusted EBITDA	$2,193	$722	$4,281	$1,649

10	Teck Resources Limited 2026 Second Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2026	2025	2026	2025

Gross profit	$1,670	$471	$3,385	$1,007
Depreciation and amortization[1]	438	361	924	754
Gross profit before depreciation and amortization	$2,108	$832	$4,309	$1,761

Reported as:
Copper
Quebrada Blanca	$704	$226	$1,412	$402
Highland Valley Copper	589	185	1,112	375
Antamina	353	203	779	436
Carmen de Andacollo	108	58	265	162
Other	1	1	1	2
	1,755	673	3,569	1,377
Zinc
Trail Operations	203	42	461	122
Red Dog	131	117	259	256
Other	19	—	20	6
	353	159	740	384
Gross profit before depreciation and amortization	$2,108	$832	$4,309	$1,761

Note:

1.	Depreciation and amortization recognized in cost of sales.

11	Teck Resources Limited 2026 Second Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2026	20251	2026	2025

Revenue as reported	$2,702	$1,454	$5,605	$2,964
Less:
By-product revenue (A)	(265)	(177)	(533)	(346)
Smelter processing charges (B)	(19)	15	(33)	47
Adjusted revenue	$2,418	$1,292	$5,039	$2,665

Cost of sales as reported	$1,361	$1,126	$2,908	$2,293
Less:
Depreciation and amortization	(414)	(345)	(872)	(706)
Inventory write-down	—	—	(4)	(7)
Labour settlement charges	(7)	(14)	(21)	(25)
By-product cost of sales (C)	(25)	(39)	(49)	(66)
Adjusted cash cost of sales (D)	$915	$728	$1,962	$1,489

Payable pounds sold (millions) (E)	288.5	215.9	618.6	441.8
Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.17	$3.37	$3.17	$3.37
Smelter processing charges (B/E)	(0.06)	0.07	(0.05)	0.11
Total cash unit costs – CAD$/pound	$3.11	$3.44	$3.12	$3.48
Cash margin for by-products – ((A – C)/E)	(0.84)	(0.64)	(0.78)	(0.64)
Net cash unit costs – CAD$/pound	$2.27	$2.80	$2.34	$2.84

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.38	$1.38	$1.38	$1.41
Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.29	$2.44	$2.30	$2.39
Smelter processing charges	(0.04)	0.05	(0.04)	0.08
Total cash unit costs – US$/pound	$2.25	$2.49	$2.26	$2.47
Cash margin for by-products	(0.61)	(0.47)	(0.57)	(0.45)
Net cash unit costs – US$/pound	$1.64	$2.02	$1.69	$2.02

Note:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.

12	Teck Resources Limited 2026 Second Quarter News Release

Copper Unit Cost Reconciliation, QB

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2026	2025	2026	2025

Revenue as reported	$2,702	$1,454	$5,605	$2,964
Less:
Highland Valley Copper revenue as reported	(860)	(430)	(1,639)	(863)
Antamina revenue as reported	(490)	(298)	(1,065)	(619)
Carmen de Andacollo revenue as reported	(193)	(131)	(440)	(329)
By-product revenue (A)	(138)	(32)	(257)	(73)
Smelter processing charges (B)	(4)	7	(1)	21
Adjusted revenue	$1,017	$570	$2,203	$1,101

Cost of sales as reported	$1,361	$1,126	$2,908	$2,293
Less: Highland Valley Copper cost of sales as reported	(350)	(335)	(678)	(665)
Less: Antamina cost of sales as reported	(215)	(149)	(440)	(302)
Less: Carmen de Andacollo cost of sales as reported	(109)	(97)	(231)	(223)
Less: Other cost of sales as reported	1	1	1	2
	$688	$546	$1,560	$1,105
Less:
Depreciation and amortization	(233)	(177)	(511)	(354)
Inventory write-down	—	—	—	(7)
Labour settlement charges	(3)	(14)	(14)	(25)
Adjusted cash cost of sales (D)	$452	$355	$1,035	$719
Payable pounds sold (millions) (E)	122.3	97.4	271.8	185.3
Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.69	$3.65	$3.80	$3.88
Smelter processing charges (B/E)	(0.03)	0.07	—	0.11
Total cash unit costs – CAD$/pound	$3.66	$3.72	$3.80	$3.99
Cash margin for by-products – (A/E)	(1.13)	(0.33)	(0.94)	(0.39)
Net cash unit costs – CAD$/pound	$2.53	$3.39	$2.86	$3.60

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.38	$1.38	$1.38	$1.41
Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.67	$2.64	$2.76	$2.75
Smelter processing charges	(0.02)	0.05	—	0.08
Total cash unit costs – US$/pound	$2.65	$2.69	$2.76	$2.83
Cash margin for by-products	(0.82)	(0.24)	(0.68)	(0.28)
Net cash unit costs – US$/pound	$1.83	$2.45	$2.08	$2.55

Note:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

13	Teck Resources Limited 2026 Second Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our expectations with respect to a disciplined execution of our business plans and enhanced integration across mine and plant activities; our ability to complete the Merger with Anglo American, including timing of completion, the ability to meet customary closing conditions and our ability to receive applicable approvals; our expectations with respect to the Merger with Anglo American and integration planning; our ability to achieve operational resilience and corporate synergies with Anglo American, including the potential synergies between QB and Collahuasi; our ability to execute our copper growth strategy in a value accretive manner; our expectations with respect to the Strategic Investment Agreement with CGF and NRCan, including the ability to negotiate and execute definitive agreements, and the satisfaction of applicable approvals; the timing and format of any cash returns to shareholders; our expectations regarding cost, timing and completion of HVC MLE; our expectations regarding cost, timing and completion of TMF development initiatives and installation of remaining permanent tailings infrastructure and water management at QB to support steady state operations; our expectations regarding improved sand drainage; our expectations with respect to improved recoveries at QB and achieve design rates in the mine, concentrator and molybdenum plant; the continued consistent production and future optimization of our QB operations; the occurrence and length of any potential downtime at our operations; our expectations with respect to operations at Carmen de Andacollo; our expectations with respect to the impacts from the severe winter storm and inclement weather affecting Chile, including impacts on Teck's operations and their anticipated severity and duration; our expectations with respect to the resumption of full operations at Carmen de Andacollo; our expectations with respect to Teck's updated operating strategy and production at Trail; our expectations with respect to the production and sales volume at Red Dog; our expectations with respect to shipping at our operations; potential raw material constraints on our business; our expectations with respect to the occurrence, timing and length of maintenance shutdowns and equipment replacement; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures, including potential government intervention; the uncertainty surrounding the status of various worldwide tariffs and the impact on the mining industry; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions, including the impact on trade flows, demand for our products and general economic conditions and our ability to manage our sale arrangements to minimize any impacts or maintain compliance with any exemptions provided; our expectations with respect to geopolitical risk and the impact on trade, commodities and the financial market, including the conflict in the Middle East, the closure of the Strait of Hormuz, supply chain disruptions, government interventions and oil cost increases and supply disruptions; our expectations with respect to future transportation and freight costs; our expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB optimization, QB Asset Expansion, the Red Dog MLE, the HVC MLE, San Nicolás, and Zafranal projects, as applicable; our expectations with respect to the timing of completion and cost of the

14	Teck Resources Limited 2026 Second Quarter News Release

HVC MLE; the ability of our partners to participate in the funding of the Zafranal project; our expectations and results with respect to the royalties on our operations; expectations with respect to timing and outcome of the regulatory approvals process for our copper growth projects; expectations for copper growth capital expenditures to progress our medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange, and NuevaUnion; our expectations regarding safety rates at our operations; expectations regarding our effective tax rate and potential tax payments; expectations regarding after-tax impairments; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; expectations for our general and administration and research and innovation costs and costs related to the enterprise resource planning system; profit and loss expectations; our expectations with respect to potential results of any litigation, arbitration or regulatory action; copper price market trends and expectations; our expectations with respect to foreign demand for our materials; our ability to continue to declare dividends; mineral grades; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These forward-looking statements are based on the information available at the time those statements are made and are of good faith belief of the officers and directors of Teck as of the time with respect to future events and are subject to a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; the completion of the Merger with Anglo American and integration planning with Anglo American; the potential corporate synergies between Anglo American and Teck; geopolitical climate; acts of foreign or domestic governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; the continued operation of QB in accordance with our expectations; our ability to advance TMF development initiatives as expected and the occurrence and length of any potential maintenance downtime; expectations and assumptions with respect to HVC MLE capital cost estimate and expected project economics; the timing and completion of the HVC MLE; anticipated timing of the resumption of full operations at Carmen de Andacollo; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine life extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; our expectations with respect to the HPI frequency rate at Teck-controlled operations; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve

15	Teck Resources Limited 2026 Second Quarter News Release

and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; favourable weather conditions for shipment and operations; the resolution of environmental, regulatory and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings, including indemnification claims; ability for Teck to satisfy all conditions precedent for closing of the Merger; ability for Teck to receive necessary approvals to complete the Merger; costs related to the Merger; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; geopolitical uncertainty and conflict; industry growth uncertainty; supply chain disruptions, including closure of certain trade routes; commodity supply and supply chain volatility; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; changes in laws and mining regulations; potential changes to CUSMA; changes in Canadian property law and ownership title; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental

16	Teck Resources Limited 2026 Second Quarter News Release

conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2025 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Jason Sangha, P.Eng., Vice President, Technical & Planning, an officer of Teck and a Qualified Person as defined under National Instrument 43-101.

17	Teck Resources Limited 2026 Second Quarter News Release